SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


          For the month of February 2003 Commission File Number 1-8481
                                  -------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F                               Form 40-F     X
                      -----------                             -----------


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                     No     X
                 -----------                            -----------


If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-           .
                                      -----------


Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BCE Offers Series AC Preferred Shares


    MONTREAL, Feb. 12 /CNW Telbec/ - BCE Inc. (TSX, NYSE: BCE) today announced that it has entered into an agreement with a syndicate of investment dealers under which the syndicate has agreed to purchase for resale to the public 6,000,000 Cumulative Redeemable First Preferred Shares, Series AC at a price of $25.50 per share. The syndicate consists of RBC Capital Markets as lead manager and book-runner, Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc. and Merrill Lynch Canada Inc.
    BCE may also issue a further 14,000,000 Series AC Preferred Shares at the same price to the holders of its currently issued and outstanding 14,000,000 Cumulative Redeemable First Preferred Shares, Series U, if BCE exercises its option to purchase for cancellation its Series U Preferred Shares.
    The preliminary short form prospectus, covering the issue of the Series AC Preferred Shares, is expected to be filed on February 12, 2003 with Canadian securities regulatory authorities. The offering is scheduled to close on or about February 28, 2003.
    This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The Series AC Preferred Shares will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons.

    ABOUT BELL CANADA ENTERPRISES
    BCE is Canada's largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. As well, BCE has e-commerce capabilities provided under the BCE Emergis brand. BCE's media interests are held by Bell Globemedia, including CTV and The Globe and Mail. BCE shares are listed in Canada, the United States and Europe.




-30-

For further information: Nick Kaminaris, Communications, (514) 786-3908, www.bce.ca

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            BCE Inc.



                                  (Signed Michael T. Boychuk)
                      -----------------------------------------------------
                                        Michael T. Boychuk
                         Senior Vice-President and Corporate Treasurer





                                    Date: February 12, 2003